 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 12, 1995

                                                      REGISTRATION NO. 33-62815
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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                               ----------------

                              AMENDMENT NO.2
                                      TO
                                   FORM S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

                               ----------------

A. EXACT NAME OF TRUST:

                           SMITH BARNEY UNIT TRUSTS
                              EQUITY FOCUS TRUSTS
                           THE BANK & THRIFT SERIES

B. NAME OF DEPOSITOR:

                               SMITH BARNEY INC.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:

                             388 GREENWICH STREET
                           NEW YORK, NEW YORK 10013

D. NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        COPY TO:


         LAURIE A. HESSLEIN
          SMITH BARNEY INC.                    PIERRE DE ST. PHALLE, ESQ.
        388 GREENWICH STREET                      DAVIS POLK & WARDWELL
      NEW YORK, NEW YORK 10013                    450 LEXINGTON AVENUE
                                                NEW YORK, NEW YORK 10017

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

                                  Indefinite

G. AMOUNT OF FILING FEE:

                       $500 (as required by Rule 24f-2)

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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                                  EQUITY FOCUS TRUSTS
           -----------------------------------------
                            THE BANK & THRIFT SERIES


       A SMITH BARNEY UNIT INVESTMENT TRUST


  SMITH BARNEY       Equity Focus Trust--The Bank & Thrift Series
  ------------       is a unit investment trust that offers
                     investors the opportunity to purchase Units representing proportionate interests in a portfolio of Common Stocks of banks and thrifts selected primarily for capital appreciation. Smith Barney's equity research department has selected those bank and thrift stocks that it considers have good potential for capital appreciation over the short term taking into account risks and opportunities, particularly the possibility of mergers between these financial institutions. A secondary objective of the Trust is current income. The value of the Units will fluctuate with the value of the underlying securities.
                     The minimum purchase is $1,000 for individual purchases, and $250 for purchases by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE
SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

Inquiries should be directed to the Sponsor at (800) 223-
2532.

Prospectus dated October 12, 1995
Read and retain this Prospectus for future reference

EQUITY FOCUS TRUSTS--THE BANK & THRIFT SERIES

INVESTMENT SUMMARY AS OF OCTOBER 11, 1995+

SPONSOR
 Smith Barney Inc.
INITIAL NUMBER OF UNITS++..........................................   1,000,000
FRACTIONAL UNDIVIDED INTEREST IN TRUST REPRESENTED BY EACH UNIT.... 1/1,000,000
PUBLIC OFFERING PRICE (per 1,000 Units)
 Aggregate value of Securities in Trust............................ $   960,825
                                                                    ===========
 Divided by 1,000,000 Units
  (times 1,000).................................................... $    960.83
 Plus sales charge of 4.00% of Public Offering Price (4.167% of the
  net amount invested in Securities)*.............................. $     40.04
                                                                    -----------
 Public Offering Price per 1,000 Units............................. $  1,000.87
 Plus the amount per 1,000 Units in the Income and Capital Accounts
  (see Description of the Trust--Income)........................... $     -0-
                                                                    -----------
 Total (per 1,000 Units)........................................... $  1,000.87
                                                                    ===========
 SPONSOR'S REPURCHASE PRICE AND REDEMPTION PRICE** PER 1,000 UNITS
  (based on value of underlying securities)........................ $    960.83

QUARTERLY INCOME DISTRIBUTIONS

 Distributions of income, if any, will be made quarterly the 26th of December and the 25th of March, June and September, commencing December 26, 1995, to Holders of record on the 10th of the month. In order to meet certain tax requirements, a special distribution of income including capital gains, may be paid to holders of record as of a date in December. Any capital gain net income will generally be distributed after the end of the year.

SPONSOR'S PROFIT ON DEPOSIT............................................. $2,563
TRUSTEE'S ANNUAL FEE
 $.86 per 1,000 Units
 (see Expenses and Charges)
SPONSOR'S ANNUAL FEE
 Maximum of $.25 per 1,000 Units
 (see Expenses and Charges)
RECORD DAYS
 The 10th of December, March, June and September
DISTRIBUTION DAYS

 The 26th of December and the 25th of March, June and September, and upon termination and liquidation of the Trust.

EVALUATION TIME
 4:00 P.M New York time.

TRUSTEE AND DISTRIBUTION AGENT
 The Chase Manhattan Bank, N.A.

MINIMUM VALUE OF TRUST
 The trust indenture between the Sponsor and the Trustee (the "Indenture") may be terminated if the net asset value of the Trust is less than $5,000,000. See Risk Factors, page 3.

MANDATORY TERMINATION OF TRUST
 October 31, 1998 (the "Mandatory Termination Date"), or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstand-ing.
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 + The Initial Date of Deposit on which the Trust Indenture was signed and the initial deposit was made. Valuation of Securities is based on the market value per share as of October 11, 1995, as more fully explained in the Notes to Portfolio. After the Initial Date of Deposit, Securities quoted on a national securities exchange or the Nasdaq National Market, or a foreign securities exchange, are valued at the closing sale price or, if, no price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

++ The Sponsor may create additional Units during the offering period of the Trust.

 * The sales charge will be reduced to 3.00% after the first year of the Trust and to 2.00% after the second year of the Trust. The sales charge will also be reduced on a graduated scale in the case of quantity purchases. See Public Sale of Units--Public Offering Price.

** All redemptions of 100,000 Units or more may, upon request by a redeeming Holder, be made in kind to the Distribution Agent, who will either forward the distributed securities to the Holder or sell the securities on behalf of the redeeming Holder and distribute the proceeds (net of any brokerage commission or other expenses incurred in the sale) to the Holder. See Redemption.

EQUITY FOCUS TRUSTS--THE BANK & THRIFT SERIES

  OBJECTIVE OF THE TRUST -- The objective of the Trust is to provide investors with the possibility of capital appreciation through a convenient and cost-effective investment in a fixed portfolio consisting of shares of common stocks (the "Securities") issued by banks and thrifts and considered to have potential for capital appreciation over a period of three years relative to risks and opportunities. The payment of dividends is a secondary objective of the Trust. Achievement of the Trust's objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and possible delays in purchasing securities with cash deposited and other factors will affect the return that investors receive.

  PORTFOLIO -- The Portfolio contains 26 common stocks issued by banks and thrifts. Based on current market values, approximately 75% of the Portfolio is invested in bank issues and 25% in thrift issues. While there are certain risks of price volatility associated with investment in common stocks (particularly with an investment in one or two common stocks), your risk is reduced because your capital is divided among 26 stocks, although the Trust is concentrated in a single industry group. (See Risk Factors.)

  The initial purchase of Securities will not necessarily represent equal dollar amounts of each of the 26 Securities; however, with the initial deposit of Securities, the Sponsor established a proportionate relationship among the number of shares of each stock deposited in the Portfolio. Following the Initial Date of Deposit, the Sponsor may create additional Units by depositing cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase additional Securities maintaining to the extent practicable the original proportionate relationship among the number of shares of each stock in the Portfolio. Replacement Securities may be acquired under specified conditions. It may not be possible to maintain the original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in price or the unavailability of Securities. The Sponsor may cease creating Units (temporarily or permanently) at any time. (See Administration of the Trust -- Trust Supervision.)

  RISK FACTORS -- Investment in the Trust should be made with an understanding that the value of the underlying Securities, and therefore the value of the Units, will fluctuate, depending on the full range of economic and market influences which may affect the market value of the Securities, including the profitability and financial condition of issuers, conditions in the banking industry, market conditions and values of common stocks generally, the impact of the Sponsor's buying and selling Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units, and other factors.

  If cash (or a letter of credit in lieu of cash) is deposited with instructions to purchase Securities in connection with the issuance of additional Units during the Public Offering Period, there is the risk that the price of a Security will increase between the time of the deposit and the time the Security is purchased resulting in a reduction in the number of shares purchased for the Portfolio. Price fluctuations during the period from the time of deposit of cash to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units, the number of shares of each Security represented by each Unit and the income per Unit received by the Trust. Some of the Securities may have limited trading volume, and, while the Sponsor will endeavor to purchase Securities with deposited cash as soon as practicable, it reserves the right to purchase those Securities over the 20 following business days in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Trust's failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period and cannot be invested in one or more stocks at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the Trust, the Sponsor reserves the right to sell Securities over a period of up to 20 business days to lessen the impact

EQUITY FOCUS TRUSTS--THE BANK & THRIFT SERIES of its sales on the market price of the Securities. The proceeds received by Holders following termination of the Trust will reflect the actual sales proceeds received on the Securities, which will likely differ from the closing sale price on the Mandatory Termination Date. (See Description of the Trust -- Risk Factors.)

  Common stocks may be especially susceptible to general stock market movements and to increases and decreases in value as market confidence in and perceptions of the issuers change. In addition, there are certain risks involved in investing in the Trust due to its concentration in stocks of one industry. The Trust's concentration in securities of a single industry sector means that the Trust's performance is closely related to the specific industry conditions as well as general market conditions experienced in all sectors of the economy as a whole. As a result, changes in the economic conditions affecting the selected sector will tend to have a greater impact on the value of Units of this Trust than on units of trusts which invest in a broader based portfolio of stocks. These factors may tend to make the value of Trust Units more volatile than other investments. (See Description of the Trust--Risk Factors.) Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding shares. Any distributions of income to Holders will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions.

  Unlike a mutual fund, the Portfolio is not actively managed and the Sponsor receives no management fee. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of Securities from the Portfolio or mean that the Sponsor will not continue to purchase the Security in order to create additional Units. Investors should note in particular that the Securities were selected on the basis of the criteria set forth above under Objective of the Trust and that the Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the holders of the Units to do so. Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

  Investors should note that should the size of the Trust be reduced below the Minimum Value of Trust stated on page 2 the Trust may be terminated at that time by the Sponsor, well before the Mandatory Termination Date of the Trust.

  Any difference between the aggregate prices the Sponsor paid to acquire the Securities and the aggregate prices at which Securities were initially deposited in the Trust is noted on page 2 under Sponsor's Profit or Loss on Deposit. The Sponsor's profit or loss on the deposit of Securities largely depends on whether the Securities' prices rise in response to the Sponsor's purchases of possibly large volumes of the Securities for initial and subsequent deposits in the Trust. The effect of the Sponsor's purchases of Securities on the prices of the Securities is unpredictable.

  PRIVATE PLACEMENTS; UNDERWRITING -- None of the Securities in the Trust are privately-placed common stocks. Except as indicated under Portfolio, the Sponsor has not participated as sole underwriter, managing underwriter or member of an underwriting syndicate from which any of the Securities in the Trust were acquired.

EQUITY FOCUS TRUSTS--THE BANK & THRIFT SERIES

  PUBLIC OFFERING PRICE -- The Public Offering Price per 1,000 Units is equal to the aggregate value of the underlying Securities and any cash held to purchase Securities, divided by the number of Units outstanding times 1,000, plus a sales charge of 4.00%* of the Public Offering Price; this results in a sales charge of 4.167%* of the net amount invested in underlying Securities. Units are offered at the Public Offering Price plus the net amount per Unit in the Income Account (see Public Sale of Units). The minimum purchase is $1,000 (or $250 in the case of purchases by Individual Retirement Accounts, Keogh plans, pension funds and other tax-deferred retirement plans). Investors should note that the Public Offering Price of Units varies each business day with the value of the underlying Securities. There is no "par value" for Units.

  REINVESTMENT PLAN -- Distributions of dividends (net of expenses) and any principal received by the Trust may be reinvested in additional Units of the Trust at no extra charge. Holders who reinvest their distributions will receive additional Units and will therefore own a greater percentage of the Trust than Holders who receive cash distributions (see Reinvestment Plan).

  TAXES -- Distributions which are taxable as ordinary income to Holders will constitute dividends for Federal income tax purposes and may, subject to certain limitations, be eligible for the dividends-received deduction for certain corporations (see Taxes). Foreign holders should be aware that distributions from the Trust will generally be subject to information reporting and withholding taxes.

  MARKET FOR UNITS -- The Sponsor, though not obligated to do so, intends from the commencement of the Trust to maintain a market for Units and continually to offer to purchase Units from Holders desiring to sell them at a price based on the aggregate value of the underlying Securities (see Market for Units). Whenever a market is not maintained, a Holder may be able to dispose of his Units only through redemption (see Redemption).
-----------
* This sales charge will be reduced on a graduated scale in the case of quantity purchases. See Public Sale of Units -- Public Offering Price.

                                INVESTOR GUIDE

  The Equity Focus Trusts are a series of unit investment trusts, based on a research investing theme or industry trend identified by Smith Barney's research analysts. The process to select these portfolios draws from our extensive resources in equity research, through an analysis of each company and its industry group. Also considered is the potential for the holdings to perform, given our outlook for the economic and market environment. At this time, Smith Barney's Equity Research Division considers certain opportunities in the Bank and Thrift industry to be particularly attractive. And now, you can take a "portfolio approach" to participating in this sector, through the Equity Focus Trusts: The Bank & Thrift Series.

  With the Equity Focus Trusts, Smith Barney's investment analysts seek to capitalize on "investment themes" in the stock market that could provide strong capital appreciation potential. Some of these themes focus on a particular industry group with characteristics of strong market leadership or growth potential in the current economic and market environment. This Series will concentrate on financial institutions -- specifically banks and thrifts. Smith Barney's analysts who specialize in this industry have identified four "investment themes" that make investing in this industry sector attractive:

HIGHER DIVIDEND YIELDS:

  Many banks and thrifts pay attractive dividend yields relative to the overall market.

ATTRACTIVE MARKET VALUATIONS:

  The shares of bank stocks, when compared to stocks in other industry sectors, are often priced attractively relative to their earnings per share and book value per share.

STRONG CAPITAL CAPACITY:

  Our analysts consider a bank with strong capital capacity to be one that uses its capital base effectively -- often for the benefit of shareholders. For example, some banks with strong balance sheets are regular and disciplined buyers of their own common stock. Not only can these repurchase programs lead to greater consistency of earnings -- in a strong or weak operating environment -- they can offer support for share prices as well.

POTENTIAL CANDIDATES FOR CONSOLIDATION:

  In the view of our research analysts, the most compelling reason to invest in the banking industry is the high level of merger and acquisition activity -- a consolidation trend that could extend into the late 1990's. Six of the 10 largest bank mergers in U.S. history, as listed below, were announced in 1995.

                                   ANNOUNCEMENT    VALUE OF
INSTITUTIONS                           DATE      TRANSACTION
------------                       ------------- ------------
Chemical Bank, Chase Manhattan       August 1995 $9.9 Billion
First Chicago, NBD Bancorp             July 1995 $5.3 Billion
First Fidelity, First Union            June 1995 $5.1 Billion
C&S/Sovran, NCNB                       June 1991 $4.3 Billion
Security Pacific, BankAmerica        August 1991 $4.2 Billion
KeyCorp, Society                    October 1993 $3.9 Billion
Shawmut National, Fleet Financial  February 1995 $3.8 Billion
Midlantic, PNC Bank                    July 1995 $2.9 Billion
Continental Bank, BankAmerica       January 1994 $2.2 Billion
Integra Financial, National City     August 1995 $2.1 Billion

  A number of factors have fueled this consolidation trend. For one, more institutions are in a position to make acquisitions because of the significant recent rise in bank share prices. And, with the rising costs of remaining competitive, an increasing number of banks have become more receptive to mergers. They may be reacting to the expense and time-consuming process of replacing inefficient or obsolete technology. Or, they could be among the banks whose management focus on severe asset quality problems of the 1980's kept them from developing a future business direction for the 1990's.

THE BANK & THRIFT SERIES: HOW THE PORTFOLIO WAS IDENTIFIED

  To identify attractive investment opportunities, Smith Barney's research analysts focused on the four investment themes, described above, to screen a large universe of banks and thrifts. Many of the selections that emerged through this process were institutions with these characteristics:

                                INVESTOR GUIDE

  STRONG OPERATING LEVERAGE: Banks with strong operating leverage tend to derive a significant amount of their revenues from core banking activities where they are well-positioned competitively. Typically, they can generate strong growth in earnings per share on modest revenue growth. And many have balance sheet capacity -- the ability to repurchase shares or make acquisitions.

  TURNAROUND SITUATIONS: These banks and thrifts may have recognized operating problems and have taken steps to resolve them. Many are likely to enhance their position with the existing customer base, while generating relationships with new customers. And they may use their capital to the shareholders' benefit, including share repurchases. Over time, our analysts believe that investors in these banks and thrifts are likely to be rewarded by stronger-than-expected earnings per share growth and higher market valuations.

  TAKEOVER CANDIDATES: To identify these selections, our analysts expanded beyond Smith Barney's research coverage to survey a universe of more than 300 domestic banks and thrifts with assets over $500 million. The data, obtained from both internal and external sources, evaluated factors such as earnings per share, book value, common stock shares outstanding and operating expenses over the past 12 months. The screening process was designed to identify the best takeover candidates, by ranking each bank according to:

    . Asset size

    . Attractiveness of its franchise

    . Markets served

    . Potential impact of a merger on earnings per share, book value and shareholder control

    . Potential expense savings through consolidation

THE BANK & THRIFT SERIES: INVESTING MADE EASY

  Through The Bank & Thrift Series, investors can take a "portfolio approach," and invest in the stocks of 26 bank and thrifts with one easy purchase. This fixed portfolio, as summarized on page 8 of this prospectus, will be held in a unit investment trust with a three-year life. The primary investment objective of the Trust is capital appreciation; however, many of the companies also pay attractive dividends. Three key features of the Trust are:

   PROFESSIONAL SELECTION: The holdings of the portfolio were identified by Smith Barney's three investment analysts who specialize in the Bank & Thrift industry.

   A CONVENIENT AND COST EFFECTIVE PACKAGE: A portfolio of companies our research believes to be attractive can be purchased for as little as $1,000 ($250 in Individual Retirement Accounts). Dividends can be automatically reinvested, or they can be distributed in a convenient quarterly check.

   LIQUIDITY: Units can be sold at any time, with no sales charge or penalty. The price will reflect the net asset value on the date of sale, which may be more or less than the original cost.

RISK FACTORS

  The Trust is designed for investors who can assume the risks associated with equity investments, and is not appropriate for investors requiring conservation of capital or high current income. Unit prices will fluctuate with the value of the underlying stocks, and there is no assurance that the price will appreciate, or not depreciate, over the term of the Trust. Because of the Trust's sales charges and expenses, unequal weightings of stocks, brokerage costs and other factors. Trust investors may not achieve the aggregate price performance of equal amounts of underlying stocks. Moreover, even though there may be attractive investment opportunities in the Bank & Thrift industry, there are certain risks involved when concentrating within one industry or market sector, as well as risks associated with investing in the banking industry. See the "Risk Factor" in the Prospectus for more information.

    This material is not authorized for distribution unless accompanied or preceded by the Trust prospectus.

EQUITY FOCUS TRUSTS--THE BANK & THRIFT SERIES

                                   FEE TABLE

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THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES
THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC SALE OF UNITS AND
EXPENSES AND CHARGES. ALTHOUGH THE TRUST IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES.
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UNITHOLDER TRANSACTION EXPENSES

 Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)................................................................. 4.00%
                                                                          ====
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
 Trustee's Fee........................................................... .090%
 Maximum Portfolio Supervision, Bookkeeping and Administrative Fees...... .026%
 Organizational Expenses................................................. .106%
 Other Operating Expenses................................................ .033%
                                                                          ----
    Total................................................................ .255%
                                                                          ====

                                    EXAMPLE

                                                                  CUMULATIVE
                                                                EXPENSES PAID
                                                                 FOR PERIOD:
                                                               ----------------
                                                                1     2     3
                                                               YEAR YEARS YEARS
                                                               ---- ----- -----
 An investor would pay the following expenses on a $1,000
  investment, assuming the Trust's estimated operating expense ratio of .255% in the first year and .255% in succeeding
  years and a 5% annual return on the investment throughout
  the periods................................................. $43   $45   $48

  The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

  The Trust (and therefore the Holders) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the sponsors of unit investment trusts have paid all the costs of establishing those trusts. Advertising and selling expenses will be paid by the Underwriters at no cost to the Trust.

                         INDEPENDENT AUDITORS' REPORT

The Sponsor, Trustee and Unit Holders of Equity Focus Trusts--The Bank & Thrift Series (the "Trust"):

  We have audited the accompanying statement of financial condition, including the portfolio of the Trust, as of October 11, 1995. This financial statement is the responsibility of the Trustee (see note 5 to Statement of Financial Condition). Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on October 11, 1995, for the purchase of securities, as shown in the statement of financial condition and portfolio of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

  In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Trust as of October 11, 1995, in conformity with generally accepted accounting principles.

                                                 KPMG Peat Marwick LLP
New York, New York

October 11, 1995

                              EQUITY FOCUS TRUSTS

                           THE BANK & THRIFT SERIES

  STATEMENT OF FINANCIAL CONDITION AS OF INITIAL DATE OF DEPOSIT, OCTOBER 11,
                                   1995

TRUST PROPERTY
 Investment in Securities:
  Contracts to purchase Securities(1)............................... $  960,825
 Organizational costs(2)............................................     91,525
                                                                     ----------
    Total........................................................... $1,052,350
                                                                     ==========
LIABILITIES
  Accrued Expenses(2)............................................... $   91,525
                                                                     ----------
INTEREST OF UNITHOLDERS
  1,000,000 Units of fractional undivided interest outstanding:
  Cost to investors(3)..............................................  1,000,863
  Less: Gross underwriting commissions(4)...........................     40,038
                                                                     ----------
  Net amount applicable to investors................................    960,825
                                                                     ----------
    Total........................................................... $1,052,350
                                                                     ==========

-----------

(1) Aggregate cost to the Trust of the Securities listed under Portfolio on the Initial Date of Deposit is determined by the Trustee on the basis set forth in Footnote 3 to the Portfolio. See also the columns headed Cost of Securities to Trust. An irrevocable letter of credit in the amount of $1,000,000 has been deposited with the Trustee for the purchase of Securities. The letter of credit was issued by Chemical Bank.

(2) Organizational costs to be paid by the Trust have been deferred and will be amortized over three years of the Trust. Organizational costs have been estimated based on projected total assets of $28.8 million. To the extent the Trust is larger or smaller, the amount paid may vary.
(3) Aggregate public offering price computed on the basis set forth under Public Sale of Units--Public Offering Price.
(4) Assumes a maximum sales charge of 4.00% of Public Offering Price computed on the basis set forth under Public Sale of Units--Public Offering Price.

(5) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust. The Trustee is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements other than estimates of organizational costs, for which the Sponsor is responsible.

  EQUITY FOCUS TRUSTS--THE BANK & THRIFT SERIES PORTFOLIO ON THE INITIAL DATE OF DEPOSIT, OCTOBER 11, 1995
 ------------------------------------------------------------------------------

                                                                COST OF
                               STOCK     NUMBER    PERCENT OF SECURITIES
   SECURITIES(1)               SYMBOL OF SHARES(2) NET ASSETS TO TRUST(3)
   -------------               ------ ------------ ---------- -----------
Ahmanson (HF) & Co. #           AHM      1,000         2.68%   $25,750.00
Banc One Corp.                  ONE      1,100         4.32     41,525.00
Bank of Boston                  BKB        900         4.45     42,750.00
BankAmerica Corp. #             BAC        700         4.58     44,012.50
Boatmen's Bancshares            BOAT     1,100         4.41     42,350.00
California Federal Bank "A' #   CAL      1,700         2.70     25,925.00
Charter One Financial *         COFI       900         2.77     26,662.50
Chemical Banking Corp. #        CHL        700         4.65     44,537.50
Citicorp #                      CCI        600         4.50     43,275.00
Coast Savings Financial         CSA      1,000         2.72     26,125.00
Comerica Inc.                   CMA      1,200         4.57     43,950.00
Dime Bancorp                    DME      2,300         2.72     26,162.50
First Bank System               FBS        800         4.17     40,100.00
First Chicago #                 FNB        600         4.46     42,825.00
Firstar Corp.                   FSR      1,100         4.31     41,387.50
Golden West Financial           GDW        500         2.81     27,000.00
Greater NY Savings * #          GRTR     2,200         2.80     26,950.00
Mellon Bank Corp. #             MEL        900         4.59     44,100.00
National City Corp. #           NCC      1,300         4.31     41,437.50
Norwest Corp. #                 NOB      1,300         4.33     41,600.00
Republic New York               RNB        700         4.51     43,312.50
Southern National               SNB      1,600         4.35     41,800.00
Standard Federal Bancorp        SFB        700         2.83     27,212.50
U.S. Bancorp                    USBC     1,500         4.55     43,687.50
Wachovia Corp.                  WB         900         4.20     40,387.50
Washington Mutual *             WAMU     1,000         2.71     26,000.00
                                                     ------   -----------
                                                     100.00%  $960,825.00
                                                     ======   ===========

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(1) All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Sponsor on October 11, 1995. All contracts for Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2) Per 1,000,000 Units.

(3) Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on October 11, 1995. Subsequent to the Initial Date of Deposit, valuation of Securities is based, for Securities quoted on a national securities exchange or the Nasdaq National Market, or a foreign securities exchange, on the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, or for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption--Computation of Redemption Price Per Unit.

                                ---------------

 *Smith Barney usually maintains a market in the securities of this company.

 # Within the last three years, Smith Barney or one of its affiliates was the manager (co-manager) of a public offering of the securities of this company or an affiliate.

DESCRIPTION OF THE TRUST

STRUCTURE AND OFFERING

  This Series of Equity Focus Trusts (the "Trust") is a "unit investment trust" created under New York law by a Trust Indenture (the "Indenture")* between the Sponsor and the Trustee. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the securities listed under Portfolio (the "Securities") set forth under Investment Summary. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities. On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

  Additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain to the extent practicable the original proportionate relationship among the number of shares of each Security. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see Administration of the Trust -- Trust Supervision). Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units -- Public Distribution) resulting in a potential increase in the number of Units outstanding.

  The Public Offering Price of Units prior to the Evaluation Time specified on page 2 on any day will be based on the aggregate value of the Securities in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price will thus vary in the future from that specified on page 2 of this Prospectus. See Public Sale of Units -- Public Offering Price for a complete description of the pricing of Units.

  Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

  The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received, except it is expected that indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. The Sponsor may accept or reject any purchase order in whole or in part.

  The holders ("Holders") of Units will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture (see Administration of the Trust -- Amendment and Termination).

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* To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference.

THE PORTFOLIO

  Smith Barney's Equity Focus Trusts are each based on a specific research investing theme or industry trend identified by Smith Barney Equity Research analysts, based on an analysis of each company and the industry group as a whole. The Research Division believes bank and thrift stocks to be attractive investments for potential capital appreciation, as well as dividends, over the next three years based on industry trends including above-average dividend yields, low price-earnings and price-book ratios, strong capital capacity (availability of internally generated funds for purposes including acquisitions and share repurchase programs) and a high level of bank mergers and acquisitions. However, there can be no assurance that any of these trends will develop or continue or that the prices of the stocks in the Trust will appreciate, or will not depreciate, over its three-year life. The Research Division's three analysts reviewed more than 300 American banks and thrifts with assets over $500 million, including not only stocks regularly followed but information on other companies from independent research reports, considering earnings per share, book value, market capitalization and operating expenses. Possible takeover candidates were identified by considering asset size; attractiveness of franchise; markets served; potential impact on earnings per share, book value, shareholder control and expense savings. Also considered were turnaround situations believed to be currently undervalued. Sales literature may include information on recent proposed and consummated bank mergers. Sales material may also include the state in which the company currently operates, current price, trailing 12-month earnings per share and price-earnings and price-to-book ratios.

  The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trust for various reasons, including sales charges and expenses of the Trust, because the Portfolio may not be fully invested at all times, the stocks are normally purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and not all stocks may be weighted in the initial proportions at all times. Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

  Advertising and sales literature for the Trust may include excerpts from the Sponsor's research reports on one or more of the stocks in the Trust, including a brief description of its businesses and market sector, and the basis on which the stock was selected. In selecting Securities for the Trust, the Sponsor has not expressed any belief as to the potential of these Securities for capital appreciation over a period longer than three years. There is, of course, no assurance that any of the Securities in the Trust will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Description of the Trust -- Risk Factors.

  The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities and any money market instruments acquired and held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities (see Administration of the Trust -- Accounts and Distributions; -- Trust Supervision). The Indenture authorizes, but does not require, the Trustee to reinvest the net proceeds of the sale of any Securities in Additional Securities to the extent that the proceeds are not required for the redemption of Units. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Cost of Securities to Trust listed under Portfolio, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture (see Administration of the Trust -- Portfolio Supervision).

  Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size (see Redemption; Administration of the Trust -- Amendment and Termination). For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Investment Summary -- Mandatory Termination of Trust, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Investment Summary -- Minimum Value of Trust (see Risk Factors).

RISK FACTORS

  An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

  Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preference stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but generally do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks are subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

  CERTAIN RISKS AFFECTING SECURITIES OF BANKS AND THRIFTS. The Trust is concentrated in Securities of issuers in the banking and thrift industry and, as a result, the value of the Units of the Trust will be susceptible to the risk of such concentration and to factors affecting the banking and thrift industry. While the factors affecting the U.S. banks, bank holding companies and thrifts and the market values of the Securities in the Portfolio are varied and complex, the risks of Investment in such Securities outlined below should be noted.

  The activities of U.S. banks, bank holding companies and thrifts are subject to comprehensive federal and state regulation which regulation is expected to continue to change over the life of the Trust. The enactment of any new legislation or regulations, or any change in interpretation or enforcement of existing laws or regulations, may affect the profitability of participants in the banking industry. Significant developments in the banking and thrift industry have included deregulation of interest rates; additional conversions of thrifts from mutual to stock form; regional expansion; increases in capital requirements; the deregulation and subsequent reregulation of thrifts' business operations; and the enactment of significant legislation to finance the Savings Association Insurance Fund (formerly, the Federal Savings and Loan Insurance Corporation) and the Bank Insurance Fund and generally to restructure the thrift and banking industries. Congress is currently considering removing restrictions to interstate banking. No assurance can be given as to what form such legislation, or any other legislation or regulation, would take, if enacted, or what affects any new legislation or regulation would have on the banking and thrift industry.

  The banking and thrift industry is particularly susceptible to certain economic factors, such as interest rate changes, adverse developments in the market for real estate, economic conditions both nationally and in particular regions or industries serviced by these institutions, and volatility in political conditions as well as fiscal or monetary policies of governmental units. Banks may be at particular risk in a protracted recession, given that the levels of corporate debt, corporate defaults on debts, the number of bank failures and problem banks are substantially higher than is typical during a non-recessionary period as was demonstrated by the number of failures and federally assisted takeovers of banks in the late 1980's. Certain banks and thrifts whose securities are included in the Portfolio may have loan portfolios concentrated in highly leveraged transactions, real estate loans or loans to less developed countries, which transactions and loans bank regulators classify as risky. The operations of banks and thrifts are highly interest rate sensitive. An inflationary economy or tight credit policies imposed by the Federal Reserve could adversely affect the banking and thrift industry. Investors should note that monetary policies of the Federal Reserve are subject to significant fluctuations. A deflationary economy, when asset values decline, poses risks to banks and thrifts by reducing the value of direct investments held for the banks' or thrifts' own portfolios and contributing to loan defaults if the value of secured property or other collateral for loans declines. Banks and thrifts are particularly susceptible to the real estate markets since a significant amount of their loans are secured by real estate, the value of which is subject to significant fluctuations. The banks and thrifts in which the Trust may invest may also be exposed to risk from marketing or holding derivative instruments.

  Federal regulators require banks and thrifts to maintain minimum capital requirements. To the extent additional equity is issued to meet the requirements, outstanding equity holdings will be diluted. The capital standards are expected to continue to lead a major consolidation of the bank and thrift systems. Certain Money Center Banks have experienced problems in obtaining access to equity and debt markets. No assurance can be given that any bank or thrift will maintain access to the public credit markets on affordable terms to meet their capital or short term cash needs. The Sponsor is unable to predict the impact or the likelihood of any consolidation resulting from the capital standards or any change in the interstate banking laws and regulations, with respect to the particular Securities in the Portfolio. The Trust may invest in banks and thrifts that are not members of the Federal Reserve System or whose deposits are not insured by the FDIC. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution and are not insured by the FDIC, the Federal Reserve Board or any other governmental agency.

  Banks and thrifts are subject to substantial competition from other banking and thrift institutions and from other financial service institutions for deposits, as well as corporate and retail customers. These competitors, which are subject to less government regulation than banks provide a broad range of financial products, and include foreign banks, insurance companies, brokerage and securities firms, mutual funds, investment banks and diversified financial service companies. As a result of such competition worldwide, depository flows have become highly liquid, and subject to dramatic shifts among different forms of financial instruments.

  To the extent banks and thrifts are unable to pass deposit insurance premiums on to customers because of competitive pressures (e.g., from money market mutual funds), such premiums must be absorbed. Any premium increase may lead to insolvency by some problem banks and thrifts. No assurance can be given that statutory provisions for insuring all deposits up to $100,000 (which currently applies to multiple accounts held by the same depositor and to pass-through accounts, such as for pension plans) will not be restricted. Such restrictions could adversely affect large investor confidence, which could lead to deposit runs. In addition, no assurance can be given that foreign branch deposits of domestic banks will remain exempt from assessments for deposit insurance premiums or retain their de facto insurance coverage. Either policy change could have a substantial adverse impact on affected banks and thrifts, particularly Money Center Banks. Investors should note that deposit insurance does not cover equity issued by banks and thrifts and therefore is no guarantee of the market value of the Securities in the Portfolio.

  To the extent a bank's or thrift's portfolio is concentrated in assets related to a particular industry or geographic region, the bank's or thrifts' operating results will be subject to additional risks associated with such industry or region. A significant downgrading of a credit rating could jeopardize the affected bank's or thrift's access to public credit markets. Deposits from foreign corporations, individuals and governments constitute a substantial share (frequently a majority) of total deposits of Money Center Banks, including their foreign branches. The level of such deposits is generally subject to the risks of foreign currency exchange rates (a falling U.S. dollar reducing the value of their investments), comparative interest rate changes and capital flight restrictions.

  There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. See Expenses and Charges -- Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Description of the Trust -- Taxes.

  Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor. Holders will, however, be able upon request to receive an "in kind" distribution of the Securities evidenced by their Units if they tender a minimum of 100,000 Units (see Redemption).

  Investors should be aware that the Trust is not a "managed" trust and, as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trust (the "Portfolio") except under extraordinary circumstances (see Administration of the Trust -- Trust Supervision).

  Investors should note that in connection with the issuance of additional Units during the Public Offering Period set forth in the Investment Summary, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security at the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust.

  The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below $5,000,000. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Mandatory Termination Date specified under Investment Summary.

INCOME

  Dividend income on the Securities received by the Trust, net of expenses, and the distributable balance in the Capital Account other than capital gains as of any particular Record Day will be distributed on or shortly after the related Distribution Day to Holders of record on that Record Day.

  There is no assurance that any dividends will be declared or paid in the future on the Securities.

  Record Days and Distribution Days are set forth under Investment Summary. Distributions, if any, may be reinvested in additional Units of the Trust at no extra charge (see Reinvestment Plan). Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts of dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

TAXES

TAXATION OF THE TRUST

  The Trust intends to qualify for and elect the special tax treatment applicable to "regulated investment companies" under Section 851-855 of the Internal Revenue Code of 1986, as amended (the "Code"). Qualification and election as a "regulated investment company" involve no supervision of investment policy or management by any government agency. If the Trust qualifies as a "regulated investment company" and distributes to Holders 90% or more of its taxable income without regard to its net capital gain (i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on any portion of its taxable income (including any net capital gain) distributed to Holders in a timely manner. In addition, the Trust will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies" to the extent it distributes to Holders in a timely manner at least 98% of its taxable income (including any net capital gain). It is anticipated that the Trust will not be subject to Federal income tax or the excise tax because the Indenture requires the distribution of the Trust's taxable income (including any net capital gain) in a timely manner. Although all or a portion of the Trust's taxable income (including any net capital gain) for a taxable year may be distributed shortly after the end of the calendar year, such a distribution will be treated for Federal income tax purposes as having been received by Holders during the calendar year.

DISTRIBUTIONS

  Distribution to Holders of the Trust's dividend income and net short-term capital gain in any year will be taxable as ordinary income to Holders to the extent of the Trust's taxable income (without regard to its net capital gain) for that year. Any excess will be treated as a return of capital and will reduce the Holder's basis in his Units and, to the extent that such distributions exceed his basis, will be treated as a gain from the sale of his Units as discussed below. It is anticipated that substantially all of the distributions of the Trust's dividend income and net short-term capital gain will be taxable as ordinary income to Holders.

  Distribution of the Trust's net capital gain (designated as capital gain dividends by the Trust) will be taxable to Holders as long-term capital gain, regardless of the length of time the Units have been held by a Holder. A Holder will recognize a taxable gain or loss if the Holder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will be a capital gain or loss, except in the case of a dealer in securities. Capital gains are currently taxed at the same rate as ordinary income, however, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. However, any capital loss on the sale or redemption of a Unit that a Holder has held for six months or less will be a long-term capital loss to the extent of any capital gain dividends previously distributed to the Holder by the Trust. The deduction of capital losses is subject to limitations.

  A distribution of Securities to a Holder upon redemption of his Units will be a taxable event to such Holder, and that Holder will recognize taxable gain or loss (equal to the difference between such Holder's tax basis in his Units and the fair market value of Securities received in redemption), which will be capital gain or loss upon such distribution, except in the case of a dealer in securities. Holders should consult their own tax advisers in this regard.

  Distributions that are taxable as ordinary income to Holders will constitute dividends for Federal income tax purposes. To the extent that distributions are appropriately designated by the Trust and are attributable to dividends received by the Trust from domestic issuers with respect to whose Securities the Trust satisfies the requirements for the dividends-received deduction, such distributions will be eligible for the dividends-received deduction for corporations (other than corporations such as "S" corporations which are not eligible for such deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax). The dividends-received deduction generally is currently 70%. However, Congress from time to time considers proposals to reduce the rate, and enactment of such a proposal would adversely affect the after-tax return to investors who can take advantage of the deduction. Holders are urged to consult their own tax advisers.

  Sections 246 and 246A of the Code contain additional limitations on the eligibility of dividends for the corporate dividends-received deduction. Depending upon the corporate Holder's circumstances (including whether it has a 45-day holding period for its Units and whether its Units are debt financed), these limitations may be applicable to dividends received by a Holder from the Trust which would otherwise qualify for the dividends-received deduction under the principles discussed above. Accordingly, Holders should consult their own tax advisers in this regard. A corporate Holder should be aware that the receipt of dividend income for which the dividends-received deduction is available may give rise to an alternative minimum tax liability (or increase an existing liability) because the dividend income will be included in the corporation's "adjusted current earnings" for purposes of the adjustment to alternative minimum taxable income required by Section 56(g) of the Code.

  Holders will be taxed in the manner described above regardless of whether distributions from the Trust are actually received by the Holder or are reinvested pursuant to the Reinvestment Plan.

  The Federal tax status of each year's distributions will be reported to Holders and to the Internal Revenue Service. The foregoing discussion relates only to the Federal income tax status of the Trust and to the tax treatment of distributions by the Trust to U.S. Holders. Holders that are not United States citizens or residents should be aware that distributions from the Trust will generally be subject to a withholding tax of 30%, or a lower treaty rate, and should consult their own tax advisers to determine whether investment in the Trust is appropriate. Distributions may also be subject to state and local taxation and Holders should consult their own tax advisers in this regard.

RETIREMENT PLANS

  This Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms, including the Sponsor of this Trust, and other financial institutions. Fees and charges with respect to such plans may vary.

  Retirement Plans for the Self-Employed -- Keogh Plans. Units of the Trust may be purchased by retirement plans established pursuant to the Self-Employed Individuals Tax Retirement Act of 1962 ("Keogh plans") for self-employed individuals, partnerships or unincorporated companies. Qualified individuals may generally make annual tax-deductible contributions up to the lesser of 20% of annual compensation or $30,000 in a Keogh plan. The assets of the plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Generally there are penalties for premature distributions from a plan before attainment of age 59 1/2, except in the case of a participant's death or disability and certain other limited circumstances. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($2,250 if a spousal account is also established).

 Individual Retirement Account -- IRA.

  Any individual (including one covered by a qualified private or government retirement plan) can establish an IRA or make use of a qualified IRA arrangement set up by an employer or union for the purchase of Units of the Fund. Any individual can make a contribution to an IRA equal to the lesser of $2,000 ($2,250 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount an individual may contribute will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of married individuals filing a joint return) or $200 (in the case of a married individual filing a separate return). A married individual filing a separate return will not be entitled to any deduction if the individual is covered by an employer-maintained retirement plan without regard to whether the individual's spouse is an active participant in an employer retirement plan. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. It should be noted that certain transactions which are prohibited under Section 408 of the Code will cause all or a position of the amount in an IRA to be deemed to be distributed and subject to tax at that time. A participant's entire interest in an IRA must be, or commence to be, distributed to the participant not later than the April 1 following the taxable year during which the participant attains age 70 1/2. Taxable distributions made before attainment of age 59 1/2, except in the case of a participant's death or disability, or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution.

  Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan established for employees of a corporation may purchase Units of the Trusts.

PUBLIC SALE OF UNITS

PUBLIC OFFERING PRICE

  The Public Offering Price of the Units is computed by adding to the aggregate value of the Securities in the Trust (as determined by the Trustee) and any cash held to purchase Securities, divided by the number of Units outstanding, a sales charge of 4.167% thereof. This sales charge is equal to a gross underwriting profit of 4.0% of the Public Offering Price and is subject to change by the Sponsor at any time. This sales charge will be reduced to 3.00% after the first year of the Trust and to 2.00% after the second year of the Trust. For most investors the commissions to purchase and sell the stocks directly would exceed the Trust's 4% sales charge and expenses. Purchasers on October 12, 1995 (the first day Units will be available to the public) will be able to purchase Units at $1.00 each (including the sales charge). To allow Units to be priced at $1.00, the Units outstanding as of the Evaluation Time on October 12, 1995 (all of which are held by the Sponsor) will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust -- Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

  The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges are as follows:

                                                                      DEALER
                                            PERCENT OF PERCENT OF   CONCESSION
                                             OFFERING  NET AMOUNT AS PERCENT OF
NUMBER OF UNITS                               PRICE     INVESTED  OFFERING PRICE
---------------                             ---------- ---------- --------------
Fewer than 50,000..........................    4.00%     4.167%        3.00%
50,000 but less than 100,000...............    3.50      3.627         2.63
100,000 but less than 250,000..............    3.00      3.093         2.25
250,000 but less than 500,000..............    2.50      2.564         1.88
500,000 but less than 1,000,000............    2.00      2.041         1.50
1,000,000 or more..........................    1.50      1.523         1.13

  The above graduated sales charges will apply to all purchases on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any other series of Smith Barney Unit Trusts. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on a national stock exchange or the Nasdaq National Market are valued at the closing sales price, or, if no closing sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding plus a reduced sales charge of .5%. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

PUBLIC DISTRIBUTION

  Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust, and may also be distributed through dealers.

  The Sponsor intends to qualify Units for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit.

UNDERWRITER'S AND SPONSOR'S PROFITS

  The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the sales charge of 4.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers in each succeeding quarter during the first year of the Trust, as referred to above).

  On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into the Trust in the amount set forth under Investment Summary, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor. On each subsequent deposit of Securities with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

  The Sponsor also receives an annual fee at the maximum rate of $.25 per 1,000 Units for the administrative and other services which it provides during the life of the Trust (see Expenses and Charges -- Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

  In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

MARKET FOR UNITS

  While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding (1) the aggregate value of Securities in the Trust, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend and (3) all other assets in the Trust; deducting therefrom the sum of
(a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the

Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units are tendered for redemption (see Redemption).

  The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the salability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

  Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trust --Accounts and Distribution). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

  The Trustee will redeem Units "in kind" upon request of a redeeming Holder if the Holder tenders at least 100,000 Units. Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption -- Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the "In Kind Distribution") will take the form of the distribution of whole shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in the Trust of the Units tendered for redemption (based upon the Redemption Price per Unit), except that with respect to any foreign Security not held in ADR form, the value of that Security will be distributed in cash, and cash will be distributed in lieu of fractional shares.

  In Kind Distributions on redemption of a minimum of 100,000 Units will be held by The Chase Manhattan Bank, N.A., as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

  (a) If the tendering Holder requests cash payment, the Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to it to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

  (b) If the tendering Holder requests distribution in kind, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

  Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust -- Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

  A Holder may tender Units for redemption on any weekday (a "Tender Day") which is not one of the following: New Year's Day, Washington's Birthday, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

COMPUTATION OF REDEMPTION PRICE PER UNIT

  Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof.

  The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market, or a foreign securities exchange, such evaluation shall generally be based on the closing sale price on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no closing sale price on such exchange, at the mean between the closing offering and bid side evaluation. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices for comparable securities, (2) by the Trustee's appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (3) by any combination thereof.

EXPENSES AND CHARGES

  Initial Expenses -- All or some portion of the expenses incurred in establishing the Trust, including the cost of the initial preparation, printing and execution of the registration statement and the indenture, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses, will be paid by the Trust and amortized over two years. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid by the Underwriters at no cost to the trust.

  Fees -- The Trustee's and Sponsor's fees are set forth under Investment Summary. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Investment Summary. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Investment Summary, may exceed the actual costs of providing supervisory services for this Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Smith Barney Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services. The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

  Other Charges -- These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with Federal and State authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or wilful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, wilful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

  Payment of Expenses -- Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Account (see below) (which will reduce income distributions from the Account); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Account (see below); (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses (thereby reducing the net asset value of the Units).

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust --
 Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Description of the Trust -- Taxes.

ADMINISTRATION OF THE TRUST

RECORDS

  The Trustee keeps records of the transactions of the Trust at its corporate trust office including names, addresses and holdings of all Holders, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

ACCOUNTS AND DISTRIBUTIONS

  Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. Unless a Holder elects to participate in the Reinvestment Plan, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of record. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest.

  Purchases at Market Discount -- Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trust in the issuers offering such plans.

  The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

TRUST SUPERVISION

  The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities in the original proportions, it has the power but not the obligation to direct the disposition of the Securities upon institution of certain legal proceedings, default under certain documents adversely affecting future declaration or payment of anticipated dividends, or a substantial decline in price or the occurrence of other materially adverse market or credit factors that, in the opinion of the Sponsor, would make the retention of the Securities detrimental to the interests of the Holders. The Sponsor is authorized under the Indenture to direct the Trustee to reinvest the proceeds of any sale of Securities not required for redemption of Units in additional Securities.

  In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when in its opinion it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor may instruct the Trustee to accept or reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities. Any Securities so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from the Portfolio the Sponsor is authorized to reinvest the proceeds in Additional Securities.

  The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities, for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks of banks and thrifts selected according to the same criteria as the stocks initially selected and of the same quality; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of the Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of
1940) which are not registered and are not being registered under the Securities Act of 1933 or result in the Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in the Trust as to be acceptable for acquisition by the Trust.

  The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities or, Additional Securities in exchange for the corresponding number of additional Units, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the "Original Proportionate Relationship") is maintained to the extent practicable.

  With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities), Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trust or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable or (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above.

REPORTS TO HOLDERS

  The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. The Trustee will also furnish to each person who at any time during the preceding year was a Holder of record an annual statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such year; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such year; (4) the Redemption Price per Unit based upon the computation thereof made on the last business day of such year; and (5) amounts actually distributed during such year from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

  In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

EVIDENCE OF OWNERSHIP

  If a purchaser of Units holds his Units through an account for his benefit at the Sponsor, that purchaser will be the beneficial owner of the Units but the Sponsor will be the record Holder. Units held in such an account with the Sponsor are transferable by the beneficial owner to another account with the Sponsor by notice to the Sponsor, payment of any sums required for taxes or other governmental charges and compliance with any formalities required by the Sponsor.

  All record Holders of Units (including the Sponsor for any Units held by it in accounts for the benefit of others) are required to hold their Units in uncertificated form. The Trustee will credit a record Holder's account with the number of Units held by the Holder. If any Units are not held in an account with the Sponsor, or if Units so held are to be transferred outside such an account, such Units are transferable by the Trustee, with a payment of any sums payable for taxes or other governmental charges imposed upon these transactions and compliance with the formalities necessary to redeem Units.

AMENDMENT AND TERMINATION

  The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders. The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Mandatory Termination Date specified under Investment Summary. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Investment Summary (as described under Description of the Trust -- Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any termination to each Holder within a reasonable period of time prior to the termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder's interest in such accounts to the address of such Holder appearing on the record books of the Trustee.

REINVESTMENT PLAN

  Distributions of income and/or principal, if any, on Units held in street name through Smith Barney Inc. or directly in the name of the Holder may be reinvested in additional Units of the Trust at no extra charge pursuant to the Trust's "Reinvestment Plan". In order to participate in the Reinvestment Plan, the Holder must notify his financial consultant at Smith Barney Inc. or the Trustee at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice.

  Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust (see Description of the Trust -- Structure and Offering). Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

  The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

TRUSTEE

  The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SPONSOR

  The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indenture and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

  The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

MISCELLANEOUS

TRUSTEE

  The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and the Comptroller of the Currency.

LEGAL OPINION

  The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsor.

AUDITORS

  The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

SPONSOR

  Smith Barney Inc. ("Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Smith Barney is an indirect wholly-owned subsidiary of The Travelers Inc. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

                                              EQUITY FOCUS TRUSTS
                      -------------------------------------------
                                        A SMITH BARNEY UNIT TRUST

                            THE BANK & THRIFT SERIES

                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the investment company set forth in its registration statements and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the
Investment Company Act of 1940, and to which reference is hereby made.
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                                     INDEX

            Investment Summary                                   2
            Independent Auditors' Report                         7
            Statement of Financial Condition                     7
            Portfolio                                            8
            Description of the Trust                             9
            Risk Factors                                        11
            Taxes                                               14
            Public Sale of Units                                16
            Market for Units                                    17
            Redemption                                          18
            Expenses and Charges                                19
            Administration of the Trust                         20
            Reinvestment Plan                                   23
            Resignation, Removal and Limitations on Liability   23
            Miscellaneous                                       25

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SPONSOR:                                    TRUSTEE:              INDEPENDENT AUDITORS:
Smith Barney Inc.               The Chase Manhattan Bank, N.A.   KPMG Peat Marwick LLP
388 Greenwich Street            (A National Banking Association) 345 Park Avenue
23rd Floor                      Unit Investment Trust            New York, New York 10154
New York, New York 10013        Box 2051
(800) 223-2532                  New York, NY 10081

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                                 SMITH BARNEY
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NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THIS INVESTMENT COMPANY NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
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                                    PART II

             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                               SEC FILE OR
                                                          IDENTIFICATION NUMBER
                                                          ---------------------
 I.   Bonding Arrangements and Date of Organization of
      the Depositor filed pursuant to Items A and B of
      Part II of the Registration Statement on Form S-6
      under the Securities Act of 1933:                           2-67446
 II.  Information as to Officers and Directors of the
      Depositor filed pursuant to Schedules A and D of
      Form BD under Rules 15b1-1 and 15b3-1 of the
      Securities Exchange Act of 1934:                            8-12324
 III. Charter documents of the Depositor filed as
      Exhibits to the Registration Statement on Form S-
      6 under the Securities Act of 1933 (Charter, By-
      Laws):                                                      2-52898

  B. The Internal Revenue Service Employer Identification Numbers of the
Sponsor and Trustee are as follows:

      Smith Barney Inc.                                        13-2518466
      The Chase Manhattan Bank, N.A.                           13-2633612

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      CONTENTS OF REGISTRATION STATEMENT

THE REGISTRATION STATEMENT ON FORM S-6 IS COMPRISED OF THE FOLLOWING PAPERS AND DOCUMENTS:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-
     Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

    The signatures.

    Written Consents of the following persons:

      KPMG Peat Marwick LLP (included in Exhibit 5.1)
      Davis Polk & Wardwell (included in Exhibit 3.1)

  The following exhibits:

   1.1 -- Form of Reference Trust Indenture.
   2.1 -- Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Shearson
         Lehman Brothers Unit Trusts, Utility Value Trust 1, 1933 Act File
         No. 33-17053).
   3.1 -- Opinion of counsel as to the legality of securities being issued including their consent to the use of their name under the heading
         "Miscellaneous --Legal Opinion" in the Prospectus.
   5.1 -- Consent of KPMG Peat Marwick LLP to the use of their name under the heading "Miscellaneous --Auditors" in the Prospectus.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 12th day of October 1995.

                        SIGNATURES APPEAR ON PAGE II-4

  A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment thereto pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

   SMITH BARNEY UNIT TRUSTS (REGISTRANT)

             SMITH BARNEY INC.
                (DEPOSITOR)

  By the following persons* who constitute a majority of the Board of Directors of Smith Barney Inc.:

Steven D. Black
James S. Boshart III
Robert A. Case
James Dimon
Robert Druskin
Robert F. Greenhill
Jeffrey B. Lane
Robert H. Lessin
Jack L. Rivkin

                                               /s/ Kevin Kopczynski
                                          By___________________________________
                                              Kevin Kopczynski (As authorized
                                              signatory for Smith Barney Inc.
                                               and Attorney-in-fact for the
                                                   persons listed above)


--------
* Pursuant to Powers of Attorney filed under the 1933 Act file Numbers 33-56722 and 33-51999.

                             INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                                                   PAGE
 -------                                                                  ----
  1.1    --Form of Trust Indenture.
  3.1    --Opinion of counsel as to legality of securities being issued including their consent to the use of their name under the heading "Miscellaneous--Legal Opinion" in the Prospectus.
  5.1    --Consent of KPMG Peat Marwick to the use of their name under the heading "Auditors" in the Prospectus.